SECURITIES AND EXCHANGE COMMISSION

11017358

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47493

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 9 2011 WASHINGTON, DC 211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARDINAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NORTH BELT WEST
(No. and Street)

BELLEVILLE, IL 62226-5923
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY J. HEET (618) 277-1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY J. HEET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARDINAL INVESTMENTS, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

"OFFICIAL SEAL"
DANIEL A. ROSEN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2/5/2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL INVESTMENTS, INC.
AUDITED FINANCIAL STATEMENTS
For The Years Ended
December 31, 2010 and 2009

Table of Contents

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cardinal Investments, Inc.
Belleville, IL

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. (a Corporation) as of December 31, 2010 and 2009 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of American. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 10-13 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
February 21, 2011

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CARDINAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash	$ 50,785	$ 42,988
Deposits with Clearing Organizations	35,000	35,000
Commissions Receivable	31,485	30,814
TOTAL CURRENT ASSETS	117,270	108,802
FIXED ASSETS		
Furniture and Equipement	77,642	76,081
Accumulated Depreciation	(76,764)	(74,451)
TOTAL FIXED ASSETS	878	1,630
OTHER ASSETS		
Due from Officer	14,951	14,951
TOTAL OTHER ASSETS	14,951	14,951
TOTAL ASSETS	$ 133,099	$ 125,382

CARDINAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010 and 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Commissions Payable	$ 21,194	$ 9,469
Taxes Payable	-	707
TOTAL CURRENT LIABILITIES	21,194	10,176
LONG TERM LIABILITIES		
	-	-
TOTAL LONG TERM LIABILITIES	-	-
TOTAL LIABILITIES	21,194	10,176
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, 800 shares authorized, 800 shares issued and outstanding	800	800
Additional Paid-in Capital	34,715	34,715
Retained Earnings	79,691	79,791
Current Earnings	(3,301)	(100)
TOTAL STOCKHOLDERS' EQUITY	111,905	115,206
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 133,099	$ 125,382

CARDINAL INVESTMENTS, INC.
STATEMENT OF INCOME
For the Years Ended December 31, 2010 and 2009

	2010	%	2009	%
INCOME				
Commission and Fee Income	$ 498,537	100.00	$ 468,817	99.97
Investments	2	0.00	160	0.03
TOTAL INCOME	498,539	100.00	468,977	100.00
OPERATING EXPENSES				
Administration	1,315	0.26	706	0.14
Bank Service Fees	93	0.02	91	0.02
Outside Brokers Commissions	169,734	34.05	118,934	23.86
Depreciation Expense	2,313	0.46	3,423	0.69
Dues and Subscriptions	3,465	0.70	1,771	0.36
Donations	225	0.05	1,800	0.36
Clearing fees	31,976	6.41	29,006	5.82
Equipment Rental	312	0.06	308	0.06
Salaries	221,600	44.45	239,050	47.95
Promotions	997	0.20	1,400	0.28
Insurance	8,257	1.66	6,997	1.40
Legal and Professional Fees	1,146	0.23	4,000	0.80
Meals and Entertainment	2,762	0.55	1,081	0.22
Office Expense	9,001	1.81	6,902	1.38
Payroll Taxes	14,717	2.95	18,219	3.65
Postage and Delivery	451	0.09	222	0.04
Registration Fees	7,028	1.41	7,622	1.53
Rent Expense	11,500	2.31	17,500	3.51
Repairs and Maintenance	5,533	1.11	1,464	0.29
Utilities	9,415	1.89	7,874	1.58
Other Taxes	-	0.00	707	0.14
TOTAL OPERATING EXPENSES	501,840	100.66	469,077	94.09
INCOME FROM OPERATIONS	$ (3,301)	(0.66)	$ (100)	5.91

CARDINAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE DATE AT DECEMBER 31, 2009	$ 800	$ 34,715	$ 79,691	$ 115,206
Net Income			(3,301)	(3,301)
BALANCE DATE AT DECEMBER 31, 2010	$ 800	$ 34,715	$ 76,390	$ 111,905

CARDINAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (3,301)	$ (100)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	2,313	3,423
Decrease (Increase) in operating assets		
Receivables	(671)	27,181
Increase (Decrease) in Accounts Payable		
Commissions payable	11,725	3,741
Accrued wages	-	(15,000)
Accounts payable	-	(6,221)
Taxes payable	(707)	345
Total Adjustments	12,659	13,469
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	9,358	13,369
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	(1,561)	(1,805)
NET CASH USED IN INVESTING ACTIVITIES	(1,561)	(1,805)
CASH FLOWS FROM FINANCING ACTIVITIES:		
	-	-
NET CASH USED IN FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,797	11,564
CASH AND CASH EQUIVALENTS, beginning of year	42,988	31,424
CASH AND CASH EQUIVALENTS, end of year	$ 50,785	$ 42,988

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2010 and 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant policies is presented to assist in the understanding of Cardinal Investments, Inc.'s (the Company) financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a broker-dealer register with the Securities and Exchange (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company was incorporated in May 1994. Operations were started in August, 1994 with a general securities operations beginning in October, 1994.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transaction, investment banking and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking management fees are recorded on offering date, sales concessions on settlement date. Investment advisory fees are recognized on a cash basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company implemented "FASB Accounting Standards Codification 740-10, Income Taxes-Overall" as of and for the year ending December 31, 2009. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the years ended December 31, 2010 and 2009.

The federal and state income tax returns for the Corporation for 2007, 2008 and 2009 are subject to examination by respective taxing authorities generally for three years after they are filed.

Total income tax expense for 2010 and 2009 consists of the following:

	2010	2009
Federal income tax expense	$ -0-	$ 464
State income tax expense	-0-	243
	$ -0-	$ 707

As of December 31, 2010 the Company had a trivial amount in U.S. net operating loss carryforwards and business credit carryforwards.

Depreciation

Property and equipment are carried at cost, less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service. Depreciation expense at December 31, 2010 and 2009, totaled $2,313 and $3,423, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2010 and 2009. The bad debt expense at December 31, 2010 and 2009, was $-0- and $-0-, respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders. Rental payments at December 31, 2010 and 2009 totaled $11,500 and $17,500, respectively.

NOTE 4 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 and 2009, the Company had net capital of $91,824 and $95,625, respectively, which was $86,824 and $90,625 in excess of its required net capital of $5,000.

NOTE 5 –ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2010 and 2009 totaled $357 and $436, respectively. The Company did not incur any direct-response advertising cost during the year.

NOTE 6 –DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 21, 2011, the date of the management representation letter and the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2010

NET CAPITAL COMPUTATION:

Stockholders' Equity		$ 111,905
Deductions and/or charges		
Property and Equipment	1,630	
Other Assets	14,951	
Accounts Receivable	3,500	20,081
Subtotal		
NET CAPITAL		$ 91,824

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 92,577
Net audit adjustments	(753)
	$ 91,824

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the Year Ended December 31, 2010

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 1,413
Minimum Dollar Net Capital Required	5,000
Net Capital Requirement (Greater of the Above)	5,000
Excess Net Capital	$ 86,824
Percentage of Aggregate Indebtedness to Net Capital	24.4%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Commissions Payable	$ 21,194
Taxes Payable	-
	$ 21,194

HOLT & PATTERSON, LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditors Report on
Internal Control Required by SEC Rule 17a-5

February 21, 2011

The Board of Directors
Cardinal Investments, Inc.
Belleville, IL

In planning and performing our audit of the financial statements and supplementary schedules of Cardinal Investments, Inc. (the Company) for the year ended December 31, 2010 and 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provided assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Security and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may be inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses ad defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101